

Mail Stop 3561

November 24, 2009

Mr. Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Buildings #1, Suite #1511
Dalian City, Liaoning Province, P.R. China

> **Re:  China Organic Agriculture, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2009**
> **File No. 0-52430**

Dear Mr. Li:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 23, 3009

1.    With respect to your disclosure of the accounting errors in your financial statements previously reported for the three and nine month periods ended September 30, 2008, please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon or explain to us in detail why you believe you are not required to do so.  Refer to the requirements of Item

4.02(a)(1) of Form 8-K.  In addition, please tell us if the previously issued financial statements gave effect to the sale of ErmaPao.  If not, please provide a description of the error related to your accounting for the sale.  Refer to Item 4.02(a)(2) of Form 8-K.

2.    With respect to your disclosure of the purchase accounting error in your financial statements previously reported for the year ended December 31, 2008, please explain to us in detail: (i) the terms of the purchase agreement regarding the assumption of the debt subsequently forgiven; (ii) how you accounted for the debt at the acquisition date; (iii) why your accounting did not comply with SFAS 141; (iv) the facts and circumstances supporting your conclusion that the debt forgiveness should be considered as part of the purchase price; and (v) the basis in GAAP, citing authoritative literature, that supports your revised accounting treatment.  Please also consider revising your disclosure to clarify the nature of the error.  Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

3.    With respect to your disclosure of the errors in your financial statements previously reported for the year ended December 31, 2008 and three months ended March 31, 2009, please disclose the date on which the board of directors concluded that these previously issued financial statements should no longer be relied upon.  Refer to the requirements of Item 4.02(a)(1) of Form 8-K.  Please also revise your disclosure in the second paragraph under the March 31, 2009 subheading to refer to the unaudited consolidated financial statements as of and for the quarterly period ended March 31, 2009 rather than January 31, 2009.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.  Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen at (202) 551-3336 if you have any questions regarding these comments. In his absence, you may direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Accounting Branch Chief